Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

July 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894)
Request for Withdrawal of Post-Effective Amendment No. 466

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 466 (“Amendment No. 466”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 466 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001213900-25-098097) on October 10, 2025 to introduce 17 new series of the Trust. Please see Appendix A for list of funds (the “Funds”). No securities have been sold in connection with the filing of Amendment No. 466.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Long Funds
Tradr 3X Long AMD Daily ETF	Tradr 3X Long HOOD Daily ETF
Tradr 3X Long ARKK Daily ETF	Tradr 3X Long IBIT Daily ETF
Tradr 3X Long BMNR Daily ETF	Tradr 3X Long MSTR Daily ETF
Tradr 3X Long COIN Daily ETF	Tradr 3X Long NVDA Daily ETF
Tradr 3X Long ETH Daily ETF	Tradr 3X Long PLTR Daily ETF
Tradr 3X Long FIG Daily ETF	Tradr 3X Long TSLA Daily ETF
Tradr 3X Long HIMS Daily ETF	Tradr 3X Long TSM Daily ETF
Short Funds
Tradr 3X Short IONQ Daily ETF	Tradr 3X Short RGTI Daily ETF
Tradr 3X Short QBTS Daily ETF